April 21, 2017

Filing Desk U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 Attn: James E. O’Connor, Senior Counsel

Re:	FundVantage Trust (the “Trust”) 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Mr. O’Connor:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) on the Trust’s Post-Effective Amendment No. 148 to the Trust’s registration statement on Form N-1A filed with the Commission on January 20, 2017 (the “Amendment”). The Amendment was filed to register for offering and sale two new series of the Trust: the Arabesque Systematic USA Fund (the “USA Fund”) and the Arabesque Systematic International Fund (the “International Fund”) (each a “Fund” and collectively, the “Funds”). We appreciate the opportunity to address your comments regarding the Funds.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments. The Staff’s comments are applicable to all Funds.

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Prospectus

1)	Please provide a complete fee table and example for each Fund.

Response: The completed fee tables are provided hereto as Exhibit A to this letter.

2)	Please clarify that Rule 12b-1 fees are excluded from each Fund’s expense limitation.

Response: The Prospectus will be revised to address the Staff’s comment. Class specific expenses including Rule 12b-1 fees are excluded from the expense limitation; accordingly, the differences in expense ratios after fee waivers and expense limitations for Investor and Institutional classes in the fee tables are attributable to the 25 basis point Rule 12b-1 fee paid by the Investor class.

3)	In the Portfolio Turnover sections, please state that the Funds’ strategies will result in a high portfolio turnover rate.

Response: The prospectus will be revised to address the Staff’s comment.

4)	In each Fund’s Summary of Principal Investment Strategies, please clarify whether the Fund’s strategy is constrained by market capitalization.

Response: The prospectus has been revised to address the Staff’s comment. While market capitalization is considered with respect to an issuer’s liquidity and the assessment of risk, Fund may invest in any publicly listed equity security in the relevant market regardless of its market capitalization.

5)	In each Fund’s Summary of Principal Investment Strategies, please clarify the term "equity securities" and explain whether a Fund as a principal investment strategy invests in equity securities other than common stocks.

Response: The prospectus will be revised to address the Staff’s comment. Each Fund has a principal investment strategy to invest in common stocks and may invest, as a non-principal investment strategy in other types of equity securities (such as preferred stock).

6)	Please clarify how each Fund utilizes ESG factors in implementing the Fund’s investment strategy.

Response: The prospectus will be revised to address the Staff’s comment. In selecting securities for investment for each Fund, the Adviser utilizes ESG factors to screen out those companies which generate more than 5% of revenues from weapons, gambling or tobacco from its universe of investable securities. Additionally, such factors are a component in the Adviser’s assessment of issuer’s non-financial risks.

7)	If the Funds will implement a combination of growth and momentum styles of investing please disclose the risks of those styles in the prospectus.

Response: The prospectus has been revised to address the Staff’s comment.

8)	If the Funds’ use derivatives as a principal investment strategy, please provide disclosure about a Fund's derivatives strategy that is consistent with the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response: The Funds do not utilize derivatives as a principal investment strategy.

9)	Please provide the appropriate risk disclosure for high turnover risk.

Response: The prospectus will be revised to address the Staff’s comment.

10)	Please remove the word “subsequently” in the last sentence of each Fund’s Tax Information section.

Response: The prospectus has been revised to address the Staff’s comment.

11)	In the last sentence of International Fund’s Summary of Principal Investment Strategies section, please clarify the definition of foreign securities to include exchange-traded funds that primarily invest in foreign countries by adding the word “primarily” after “invests.”

Response: The prospectus has been revised to address the Staff’s comment.

12)	With respect to the Summary of Principal Risks section for the International Fund, please disclose the risks of investing in foreign countries and, if relevant, emerging market countries and provide corresponding disclosure in the “Risks” section for the risks of foreign securities, and geographic concentration.

Response: The prospectus has been revised to address the Staff’s comment.

13)	In the section “Purchase of Shares-Financial Intermediaries” section on , please make clear that, where a person is designated in the prospectus as “authorized to consummate transactions,” the Fund is required to do so at a price based on NAV next computed by the Fund after the authorized representative’s receipt of the order to buy or sell. See Rule 22c-1 under the 1940 Act.

Response: The prospectus has been revised to address the Staff’s comment.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659 or, in my absence, to John M. Ford, Esq. at 215.981.4009.

Very truly yours,
/s/ John P. Falco
John P. Falco

Enclosures.

cc:	Joel L. Weiss, President of FundVantage Trust John M. Ford, Esq.

APPENDIX A

ARABESQUE SYSTEMATIC USA FUND

Investment Objective

Arabesque Systematic USA Fund (the “Fund”) seeks capital appreciation over the full market cycle with below benchmark levels of risk.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment):

	Investor Class	Institutional Class
Redemption Fee (as a percentage of amount redeemed within 30 days of purchase)	1.00%	1.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees	0.75%	0.75%
Distribution (Rule 12b-1) Fees	0.25%	None
Other Expenses[1]	0.82%	0.82%
Total Annual Fund Operating Expenses[2]	1.82%	1.57%
Fee Waiver and/or Expense Reimbursement[2]	(0.62)%	(0.62)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	1.20%	0.95%

1  Other Expenses are based on estimated amounts for the current fiscal year.

2 Arabesque Investment Management Ltd ("Arabesque" or the "Adviser") has contractually agreed to reduce its investment advisory fee and/or reimburse certain expenses of the Fund to the extent necessary to ensure that the Fund’s total operating expenses (excluding taxes, any class-specific fees and expenses (including Rule 12b-1 fees), interest, extraordinary items, "Acquired Fund" fees and expenses and brokerage commissions) do not exceed 1.20% and 0.95% (on an annual basis) with respect to the Fund’s average daily net assets of the Investor Class and the Institutional Class, respectively (the "Expense Limitation"). The Expense Limitation will remain in place until August 31, 2020 unless the Board of Trustees of FundVantage Trust (the "Trust") approves its earlier termination.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Investor Class shares and Institutional Class shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Investor Class	$122	$448
Institutional Class	$97	$371

ARABESQUE SYSTEMATIC INTERNATIONAL FUND

Investment Objective

Arabesque Systematic International Fund (the “Fund”) seeks capital appreciation over the full market cycle with below benchmark levels of risk.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment):

	Investor Class	Institutional Class
Redemption Fee (as a percentage of amount redeemed within 30 days of purchase)	1.00%	1.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees	0.75%	0.75%
Distribution (Rule 12b-1) Fees	0.25%	None
Other Expenses[1]	0.82%	0.82%
Total Annual Fund Operating Expenses[2]	1.82%	1.57%
Fee Waiver and/or Expense Reimbursement[2]	(0.62)%	(0.62)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	1.20%	0.95%

1  Other Expenses are based on estimated amounts for the current fiscal year.

2 Arabesque Investment Management Ltd ("Arabesque" or the "Adviser") has contractually agreed to reduce its investment advisory fee and/or reimburse certain expenses of the Fund to the extent necessary to ensure that the Fund’s total operating expenses (excluding taxes, any class-specific fees and expenses (including Rule 12b-1 fees), interest, extraordinary items, "Acquired Fund" fees and expenses and brokerage commissions) do not exceed 1.20% and 0.95% (on an annual basis) with respect to the Fund’s average daily net assets of the Investor Class and the Institutional Class, respectively (the "Expense Limitation"). The Expense Limitation will remain in place until [August 31, 2020] unless the Board of Trustees of FundVantage Trust (the "Trust") approves its earlier termination.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Investor Class shares and Institutional Class shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Investor Class	$122	$448
Institutional Class	$97	$371